UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2024

Commission File Number: 001-39173

I-MAB

(Translation of registrant’s name into English)

2440 Research Blvd, Suite 400

Rockville, MD 20850

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of I-Mab, dated July 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2024

I-MAB

By:	/s/ Joseph Skelton
Name:	Joseph Skelton
Title:	Chief Financial Officer